Exhibit 99.2

NOTICE AND ACCESS NOTIFICATION
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, JUNE 26, 2019

To: Beneficial Shareholders of Pengrowth Energy Corporation

TAKE NOTICE that Pengrowth Energy Corporation (the “Corporation”) is using the “notice and access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the “Notice and Access Provisions”) to send to beneficial holders (“Beneficial Shareholders”) of common shares (“Common Shares”) of the Corporation proxy-related materials relating to the annual general meeting (the “Meeting") of the holders (the "Shareholders") of Common Shares which will be held at 3:00 p.m. (Calgary time) on Wednesday, June 26, 2019, at Livingston Place (South Tower) in the Livingston Club Conference Centre, Plus 15 level, 222 – 3rd Avenue S.W., Calgary, Alberta, Canada.

As set forth in the management information circular of the Corporation dated May 14, 2019 (the “Circular”) that has been prepared in connection with the Meeting, and the voting instruction form which accompanies this Notice and Access Notification, each of the following matters will be voted on at the Meeting:

1.

the appointment of auditors of the Corporation and the authorization for the board of directors (the "Board") of the Corporation to fix the auditors’ remuneration. Information respecting the appointment of KPMG LLP may be found in the Circular under “Matters to be Acted Upon –Appointment of Auditors”;

2.	the election of the directors of the Corporation. Information respecting the election of directors may be found in the Circular under “Matters to be Acted Upon –Election of Directors”;

3.

a resolution to accept the Corporation’s approach to executive compensation, which is more fully described in the Circular under “Matters to be Acted Upon – Advisory Vote on Executive Compensation”; and

4.	such other business as may properly come before the Meeting or any adjournment of the Meeting.

Beneficial Shareholders are reminded to review the Circular carefully before voting as the Circular has been prepared to help you make an informed decision.

The Corporation has elected to use the Notice and Access Provisions for the Meeting in respect of mailings to its Beneficial Shareholders but not in respect of mailings to its registered Shareholders. The Notice and Access Provisions are rules developed by the Canadian Securities Administrators that reduce the volume of the materials that must be physically mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.

The Corporation has also elected to use procedures known as ‘stratification’ in relation to its use of the Notice and

Access Provisions. Stratification occurs when a reporting issuer using the Notice and Access Provisions provides a paper copy of an information circular and, if applicable, a paper copy of financial statements and related Management’s Discussion and Analysis (“Financial Information”), to some shareholders together with a notice of a meeting of its shareholders. In relation to the Meeting, registered Shareholders will receive a paper copy of each of the notice of the Meeting, this Circular and a form of proxy. Beneficial Shareholders will receive a Notice and Access Notification and a voting instruction form. In addition, a paper copy of the Financial Information in respect of the most recently completed financial year of the Corporation will be mailed to registered Shareholders as well as to Beneficial Shareholders who have previously requested to receive them.

The Circular together with related materials have been posted and are available for review at www.pengrowth.com and also on the Corporation's SEDAR profile at www.sedar.com. Beneficial Shareholders who wish to receive a paper copy of the Circular and/or the Financial Information should contact the Corporation’s investor relations group at the toll-free number 1-855-336-8814 at any time up to and including the date of Meeting or any adjournment thereof. A Beneficial

PENGROWTH ENERGY CORPORATION | NOTICE AND ACCESS NOTIFICATION | 2019 ANNUAL GENERAL MEETING

Shareholder may also call the Corporation at 1-855-336-8814 (toll free) to obtain additional information about the Notice and Access Provisions.

In order to allow Beneficial Shareholders a reasonable time to receive paper copies of the Circular and related materials and to vote their Common Shares, any Beneficial Shareholders wishing to request paper copies as described above should ensure that such request is received by 5:00 p.m. (Calgary time) on June 14, 2019.

The Corporation has determined that all registered Shareholders and those Beneficial Shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Circular with this Notice and Access Notification.

Beneficial Shareholders are asked to return their voting instructions using the methods set out on their voting instruction form or business reply envelope, or as set out below, at least one business day in advance of the proxy deposit date noted on your voting instruction form:

	CANADA		UNITED STATES
MAIL:	Data Processing Centre	MAIL:	Proxy Services
	P.O. Box 3700, Stn Industrial		P.O. Box 9104
	Park		Farmingdale, New York
	Markham, Ontario L3R 9Z9		11735-9533 USA
Canada

TELEPHONE:	English: 1-800-474-7493	TELEPHONE:	1-800-454-8683
French: 1-800-474-7501

FACSIMILE:	1-905-507-7793	FACSIMILE:	n/a

INTERNET:	www.proxyvote.com	INTERNET:	www.proxyvote.com
	Follow the instructions using the 16 digit control number from your voting instruction form.		Follow the instructions using the 16 digit control number from your voting instruction form.

DATED at Calgary, Alberta this 14st day of May, 2019.

By order of the Board of Directors of Pengrowth Energy Corporation.

(signed) "Peter D. Sametz”

President and Chief Executive Officer

PENGROWTH ENERGY CORPORATION | NOTICE AND ACCESS NOTIFICATION | 2019 ANNUAL GENERAL MEETING